

# Phu Do · 3rd

Associate Broker at Keller William Realty Success

Littleton, Colorado, United States · Contact info

189 connections

Cherry Creek Property LLC.

Manzano High School

## Experience

**Associate Broker**
Cherry Creek Property LLC.
Mar 2015 – Present · 6 yrs 10 mos
Littleton, Colorado

**Human Services Program Specialist**
Denver Housing Authority
Feb 2004 – Jan 2015 · 11 yrs
Westwood Homes

## Education

**Manzano High School**
High School
1996 – 1999